Morse & Morse, PLLC
1400 Old Country Road, Suite 302
Westbury, NY 11590
Tel: 516-487-1446
Fax: 516-487-1452
Email: morgold@aol.com

Sharon Virga, AccountantSeptember 27, 2007
Telephone Number: 202-551-3415
Facsimile Number. 202-7729205
Mail Stop 3720

Re:	Anchor Funding Services, Inc. Registration Statement on Form 10-SB Filed on April 30, 2007 File No. 0-52589

Dear Ms. Virga:

    As counsel to the above captioned corporation, the following letter is in response to the Staff’s September 25, 2007 comment letter with respect to Anchor Funding Services, Inc.’s Form 10-SB/A Registration Statement.

1.	Comment

Note 2. Summary of Significant Accounting Policies  Revenue

Recognition, page F-6

We note your response to prior comment 2. We understand that you determine your yield for new customers based on the yield that you targeted to price the account. Please tell us in detail how you determine this yield. Tell us how you adjust for the difference between your actual yield and your estimated yield for all customers. Tell us how you revise your estimated yields to consider historical experience for purposes of accruing your fees.

Response

We determine pricing for a new account using a simple worksheet similar to the following:

	In 000's		Enter Sales

Estimated Annual Sales			500	500	500	500
Receivable turn in days			15	30	45	60
AVERAGE A/R			21	42	63	83

FUNDS	ADVANCED	80%	17	33	50	67

Enter % Rate			Enter Advance Rate
		Collection
Rate Table		Interval
1.50		1-15	8
3.00		16-30		15
4.50		31-45			23
6.00		46-60				30
FEES			8	15	23	30

TARGET ROI / YIELD			45.0%	45.0%	45.0%	45.0%

 this worksheet, we enter the sales and the advance rate and then we adjust the rates in the rate table until the worksheet calculates and reveals the targeted “yield;” in this example the targeted yield is 45%, the advance rate is 80%, and the variable rates are in the rate table.

The difference between the actual yield and the estimated yield is adjusted per the following example provided in our August 31, 2007 response:

Base Assumptions

Invoice amount purchased - $10,000

Factor commission –	2.00% if purchased invoice is outstanding for any portion of 1 to 15 days
3.00% if purchased invoice is outstanding for any portion of 16 to 30 days
4.00% if purchased invoice is outstanding for any portion of 31 to 44 days
5.00% if purchased invoice is outstanding for over 45 days

Withheld Amount –	2.00% of purchased invoice

Advance Rate –	75%

Date Acquired –	7-1-07

Historical Yield Rate –	49%

Using above base assumptions and a date collected of 8-8-07.

Our journal entries for the month of July 2007 would be:

	Debits	Credits
#1 To record purchase
Retained Interest in Purchased Accounts Receivable	10,000
Unearned Fee Income		200
Reserve Payable		2,500
Cash		7,300

#2 To accrue fee income
Earned but Uncollected Fee Income	316
Factoring Commissions		316

(31/360 x 7,500 x .49 =316)

Our journal entries for the month of August 2007 would be:

#1 To record collection
Cash	10,000
Retained Interest in Purchased Accounts Receivable		10,000

#2 To record settlement with customer
Reserve Payable	2,500
Unearned Fee Income	200
Factoring Revenues		400
Cash		2,300

#3 To reverse 7-31 fee income accrual
Factoring Revenues	316
Earned but Uncollected Fee Income		316

In journal entry # 2 above, we are recording the actual fee income. Journal entry # 3 reverses our accrual as of July 31, 2007 based on our estimate. Only the actual fee income remains on our books.

We plan to use a client’s six month yield history, if available, as a current and reasonable historical period of experience. As in the example provided in our September 18, 2007 response, we used the historical ROI from our computer software for the six months ended March 31, 2007 to calculate the fee accrual as of March 31, 2007. For the period ended June 30, 2007, we would use the historical ROI from our computer software for the six months ended June 30, 2007 to calculate the fee accrual as of June 30, 2007; as of any date we would look back at the prior six months history.

2.	Comment

We note your response to prior comment 3. Please tell what the column Account Debtor represents in Exhibit 1. Tell us why you continued to use the same yield percentage, 40.57%, for the purpose of estimating your fees when you had more current information. If this customer represents 24.8% of your accounts receivable balance at March 31, 2007, tell us why your fees per the Exhibit do not represent a corresponding percentage of your fees for the quarter.

Response

Account debtor represents our customer’s customer in Exhibit I, with the actual names substituted with numbers. Exhibit I shows the invoices that we purchased from our customer “ABC” that were still outstanding as of March 31, 2007. The invoices are listed by account debtor or ABC’s customer who ABC rendered a service to.

We use the same yield percentage of 40.57% because this was the historical yield calculated by our software for ABC customer for the six months ended March 31, 2007. The purpose was to show an example of how we are estimating fees when we do not have current information and then to look subsequently to compare to actual results per your request.

Per your prior request, Exhibit I is an analysis of Accrued fees for an Anchor customer, “ABC,” as of March 31, 2007 with estimated accrued fees compared to actual. These are not the fees for ABC customer for the entire quarter, but just the fees that we would accrue for ABC customer as of March 31, 2007. Therefore, they would not represent a corresponding percentage of the fees for the quarter. In addition, a company that represents x% of our accounts receivable at the end of any period may not necessarily represent the same x% of our fee income for the quarter. The pricing, collection period, and volume of invoices purchased are other but not all inclusive factors which could influence fee income during any period.

Very truly yours,

MORSE & MORSE, PLLC

By:	/s/ Steven Morse, Managing Member

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